FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 28, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS and Vodafone extend cooperation to develop digital products

August 28, 2018

Moscow, Russian Federation — MTS PJSC (the “Company” — NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, and Vodafone Group Plc, one of the world’s largest telecommunication companies, announce the extension of their 2008 strategic partnership agreement. In addition to the existing cooperation in procurement, technology and marketing, the companies agreed that Vodafone will assist MTS with its digital business transformation, as well as the development and market launch of innovative MTS solutions and products.

Under the agreement, MTS will maintain access to Vodafone’s knowledge, expertise and products until the end of 2020. The agreement will also provide an opportunity to exchange best practice examples in new key areas such as digital transformation of internal technological, business and organizational processes, as well as acceleration of product market launch process.

Since 2008 the partnership with Vodafone provides MTS with access to best-in-class product portfolio and marketing research, and helps MTS to promote its products and services. At the same time, Vodafone’s expertise assists MTS in building up-to-date network, participating in global software and IT equipment purchase programs as well as getting access to global marketing services.

Alexander Gorbunov, Vice President, Strategy and Development, MTS, commented:

“Our strategic partnership with Vodafone has proved to be very efficient — it helped us to save a considerable amount of time and resources when building networks and launching new products, ultimately leading to strengthening of MTS’ position in our markets. At the current technological stage, this new step in our cooperation opens for MTS a way to accelerate our digital transformation as well as to improve our business efficiency both quantitatively and qualitatively through access to Vodafone’s expertise and know-how.”

Diego Massidda, Chief Executive of Partner Markets, Vodafone, commented:

“We are delighted to continue our partner market agreement with MTS, the leading telecommunications provider in Russia. Our cooperation with MTS is not only a mutually beneficial strategic partnership, but also a good example of how shared best practice can improve the experiences of both companies’ consumer and enterprise customers through implementation of up-to-date digital technologies.”

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and

Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: August 28, 2018